SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: July 12, 2004

Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.	54 Ahad Haam St.
Jerusalem	Tel Aviv
By fax: 02-6513940	By fax: 03-5105379

Dear Sirs,

Immediate Disclosure – Convening of Annual General Meeting

        Notice is hereby given that on Wednesday, August 11, 2004 at 10:00, an annual general meeting of shareholders (the “Meeting”) of RoboGroup T.E.K Ltd. (the “Company”) will be held in the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach.The record date for attending and voting in the meeting is July 9, 2004.

On the agenda of the Meeting will be proposals as set forth below:

1.	Reelection of the Board of Directors of the Company.

The reelection of Merss. Gideon Missulawin, Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Menachem Zenziper, Arie Kraus and Alex Tal as the directors of the Company for terms expiring in 2005.

The required majority: An affirmative majority of the votes cast.

2.	Reelection of the outside directors of the Company

The reelection of Mr. Amiram Dagan and Ms. Tami Gottlieb as outside directors of the Company for an additional period of 3 years, commencing February 2005.

The required majority:
Either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the meeting are included in the majority; or (ii) that the total shareholdings of those who have no controlling interest who vote against the proposal do not represent more than 1% of the voting rights in the Company.

3.	Authorization of a private offering.

To authorize the board of directors of the Company to issue, from time to time, ordinary shares of the Company in a total amount of up to $5.5 million to Cornell Capital Partners LP (the “Offeree”) in accordance with an agreement signed on June 22, 2004 between the Company and the Offeree. An immediate report regarding the private offering shall be filed separately.

The required majority: An affirmative majority of the votes cast.

4.	Appointment of auditors of the Company.

Appointment of the accounting firm Chaikin, Cohen, Rubin & Gilboa as auditors of the Company for the year ending December 31, 2004 and authorization of the Board of Directors and Audit Committee to determine their fees.

The required majority: An affirmative majority of the votes cast.

5.	Discussion of the financial statements of the Company for the year 2003.

Legal Quorum and Adjourned Meeting

        No discussion will take place at the Meeting unless a legal quorum is present. Two members present in person or by proxy, holding at least a third of the voting rights of the Company will be a legal quorum.

        If a legal quorum will not be present half an hour after the time set for the Meeting, the Meeting will be automatically adjourned in one week for the same day, time and place, and the adjourned meeting will discuss the same issues for which the Meeting was called.

Examination of Documents

        It will be possible to examine the complete text of the proposals on the agenda of the Meeting, upon prior coordination with the Company’s Secretary, in the Company’s offices, Sunday through Thursday between 9:30 and 16:30 until the date of the Meeting.

RoboGroup T.E.K. Ltd.

Signed by: Ophra Levy-Mildworth
Corporate Secretary

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